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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                             CellStar Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   150925105
                    --------------------------------------
                                (CUSIP Number)

                               Alan H. Goldfield
                             1730 Briercroft Court
                             Carrollton, TX  75006
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 3, 1996
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

-----------------------                                  ---------------------
  CUSIP NO. 150925105           SCHEDULE 13D/A             Page 2 of 8 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Alan H. Goldfield
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             8,250,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING              7,312,870

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       8,312,870*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       43.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       IN
------------------------------------------------------------------------------

* Does not include 250,000 shares of Common Stock subject to an option granted under the Company's 1993 Amended and Restated Long-Term Incentive Plan, which option has not vested. See Item 6.

CUSIP NO. 150925105                 13D/A                      Page 3 of 8 Pages

Item 1.   Security and Issuer.
-------   --------------------

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of CellStar Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1730 Briercroft Court, Carrollton, Texas 75006.

Item 2.   Identity and Background.
-------   ------------------------

          The name of the person filing this statement is Alan H. Goldfield. The business address of Mr. Goldfield is 1730 Briercroft Court, Carrollton, Texas 75006. Mr. Goldfield's principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company.

          Mr. Goldfield has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Goldfield is a citizen of the United States.

Item 3.   Source and Amount of Funds and Other Consideration.
-------   ---------------------------------------------------

          On October 8, 1993, Mr. Goldfield acquired 50,000 shares of Common Stock (the "Organizational Shares") in exchange for $500 in cash of his personal funds in connection with the formation of the Company.

          On November 30, 1994, Mr. Goldfield acquired 6,700,000 shares of Common Stock (the "Exchange Shares"). The consideration used by Mr. Goldfield to purchase the Exchange Shares was 50 shares of common stock, par value $1.00 per share (the "NAC Stock"), of National Auto Center, Inc., a Texas corporation ("NAC"). NAC issued the NAC Stock to Mr. Goldfield in connection with the formation of NAC in November 1991.

          On June 2, 1995, Mr. Goldfield acquired 1,500,000 shares of Common Stock (the "Option I Shares") upon exercise of an option pursuant to an Option Agreement, dated December 3, 1993, by and between Mr. Goldfield and Audiovox Corporation, a Delaware corporation ("Audiovox"). The Option I Shares were acquired for $18,250,000, which was borrowed by Mr. Goldfield from a bank (the "Bank"), pursuant to a Promissory Note, dated as of June 2, 1995, from Mr. Goldfield to the Bank. Such note has subsequently been repaid by Mr. Goldfield. Mr. Goldfield has transferred 1,000,000 of the Option I Shares to Mr. Hong An Hsein ("Mr. Hong") pursuant to an Exchange Agreement, dated as of June 2, 1995 (the "Exchange Agreement"), by and between Mr. Goldfield and Mr. Hong. Pursuant to the Exchange Agreement, Mr. Goldfield transferred 1,000,000 of the Exchange Shares and U.S. $1,000,000 to Mr. Hong in exchange for 1,499,999 shares of the Voting Stock, par value Hong Kong $1.00, of CellStar (Asia) Corporation Ltd., which represented 50.0% of the issued and outstanding shares of such entity, and 25,000 ordinary shares, par value Singapore $1.00, of

CUSIP NO. 150925105                 13D/A                      Page 4 of 8 Pages

CellStar Pacific PTE LTD, which represented 5.0% of the issued and outstanding shares of such entity.

          Effective May 17, 1996, Mr. Goldfield acquired beneficial ownership of 62,870 shares of Common Stock through the grant to him, on January 16, 1996, of options (the "Employee Options") to purchase such shares under the Company's 1993 Amended and Restated Long-Term Incentive Plan (the "1993 Option Plan").
The Employee Options became fully exercisable on July 16, 1996, have an exercise price of $22.50 per share, and will expire on January 15, 1998.

Item 4.   Purpose of Transaction.
-------   -----------------------

          The Employee Options were granted to Mr. Goldfield pursuant to the terms of the 1993 Option Plan. Mr. Goldfield has acquired all of the shares of Common Stock owned of record by him for investment purposes. Depending on market conditions and other factors that he may deem material to an investment decision, Mr. Goldfield may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock that he now beneficially owns or may hereafter acquire. Except as set forth in this Item 4, Mr. Goldfield does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

          (a) Mr. Goldfield beneficially owns an aggregate of 8,312,870 shares, or approximately 43.0%, of the Common Stock of the Company. Mr. Goldfield beneficially owns 62,870 of such shares through his ownership of the Employee Options. Such shares do not include 250,000 shares of Common Stock that are subject to an option granted to Mr. Goldfield under the 1993 Option Plan, which option is described in Item 6 below.

          (b) Mr. Goldfield possesses sole voting power with respect to 8,250,000 shares of Common Stock, which shares consist of the following: (i) the 50,000 Organizational Shares owned of record by Mr. Goldfield; (ii) the 6,700,000 Exchange Shares owned of record by Mr. Goldfield; (iii) the 500,000 Option I Shares owned of record by Mr. Goldfield; and (iv) the 1,000,000 Option I Shares owned of record by Mr. Hong that are subject to the Hong Proxy (as defined and further described in Item 6 below), which proxy gives Mr. Goldfield the right to vote such shares.

          Mr. Goldfield possesses sole dispositive power with respect to 7,312,870 shares of Common Stock, which shares consist of the following: (i) the 50,000 Organizational Shares owned of record by Mr. Goldfield; (ii) the 6,700,000 Exchange Shares owned of record by Mr. Goldfield; (iii) the 500,000 Option I Shares owned of record by Mr. Goldfield; and (iv) the 62,870 shares issuable pursuant to the Employee Options.

          Mr. Goldfield does not share voting or dispositive power with respect to any shares of Common Stock.

CUSIP NO. 150925105                 13D/A                      Page 5 of 8 Pages

          (c) As described in more detail in Item 3 above, on January 16, 1996, Mr. Goldfield was granted the Employee Options, which options became fully exercisable on July 16, 1996.

          Through December 2, 1993, Mr. Goldfield had an option to purchase 250,000 shares of Common Stock from Audiovox at an exercise price equal to $13.80 per share, pursuant to the terms of an Option Agreement, dated December 3, 1993, by and between Mr. Goldfield and Audiovox. Such option expired unexercised. Mr. Goldfield is therefore deemed to have disposed of beneficial ownership of 250,000 shares of Common Stock on December 3, 1993.

          (d) To the best of Mr. Goldfield's knowledge and belief, Mr. Hong has the right to receive the dividends (if any) and proceeds from the sale of the 1,000,000 Option I Shares owned of record by Mr. Hong.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
-------   ------------------------------------------
          Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------

          At the Company's 1995 Annual Meeting of Stockholders on April 27, 1995, the Company's stockholders approved the 1993 Option Plan. The Company granted to Mr. Goldfield under the 1993 Option Plan an option to purchase 250,000 shares of Common Stock at a price of $18.50 per share (the "1993 Plan Option"). The 1993 Plan Option vests on the earlier of (a) the tenth consecutive trading day on which the closing sale price of the Common Stock (on each such trading day) equals or exceeds $35.00 per share (a "Vesting Event") or
(b) December 31, 2004. The 1993 Plan Option has not vested and Mr. Goldfield will not beneficially own any shares of Common Stock subject to the 1993 Plan Option until a Vesting Event or 60 days prior to December 31, 2004.

          As discussed in more detail in Item 3, on January 16, 1996, Mr. Goldfield was granted the Employee Option.

          Mr. Hong has granted a revocable proxy (the "Hong Proxy") to Mr. Goldfield with respect to the 1,000,000 Option I Shares owned of record by Mr. Hong, which shares were transferred to Mr. Hong pursuant to the Exchange Agreement. The Hong Proxy authorizes Mr. Goldfield to represent Mr. Hong and to vote the 1,000,000 Option I Shares at any and all meetings of stockholders of the Company and in any consent of stockholders in writing. The Hong Proxy may be revoked by Mr. Hong upon 90 days' written notice.

          On July 20, 1995, Mr. Goldfield and Motorola Inc., a Delaware corporation ("Motorola"), entered into a Shareholders Agreement (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, Mr. Goldfield granted Motorola a right of first refusal with respect to any proposed sale of Common Stock by Mr. Goldfield to any manufacturer of telecommunications equipment (or any affiliate of such a manufacturer). The right of first refusal does not apply to sales made pursuant to a registration statement prepared in accordance

CUSIP NO. 150925105                 13D/A                      Page 6 of 8 Pages

with the Securities Act of 1933, as amended (the "1933 Act"), in connection with an underwritten offering of Common Stock to the public or to sales made through a broker, dealer or market maker in compliance with Rule 144 under the 1933 Act. In addition, Mr. Goldfield agreed that, for so long as Motorola and its majority-owned subsidiaries, taken as a whole, own at least 696,437 shares of Common Stock, Mr. Goldfield will use his reasonable best efforts to cause an individual selected by Motorola to be appointed or nominated for election to the Company's Board of Directors and, upon nomination for election to the Company's Board of Directors, Mr. Goldfield will use his reasonable best efforts to cause such individual to be so elected (including, without limitation, by voting all of the voting securities of the Company over which Mr. Goldfield has voting control in favor of such individual) and will not take any action which would diminish the prospects of such individual being so elected. Pursuant to a Stock Purchase Agreement, dated as of July 20, 1995, between Motorola and the Company, the Company has agreed to use its reasonable best efforts to cause a person selected by Motorola to be appointed or nominated for election, and elected as a Class I director of the Company for so long as Motorola owns 696,437 shares of Common Stock.

          Mr. Goldfield has placed his shares of common stock with a brokerage firm in connection with securing a margin and a cash account. Such accounts contain standard default provisions.

Item 7.   Material to be Filed as Exhibits.
------    ---------------------------------

          7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

          7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

          7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

---------------------------------------
          * Previously filed as an exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.

CUSIP NO. 150925105                 13D/A                      Page 7 of 8 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 11, 1996



                                  By:  /s/ ALAN H. GOLDFIELD
                                       -----------------------------------------
                                       Alan H. Goldfield

CUSIP NO. 150925105                 13D/A                      Page 8 of 8 Pages
                                 EXHIBIT INDEX


    Number   Description
    ------   -----------

     7.1 Form of Revocable Proxy, dated June 2, 1995, given by Mr. Hong to Mr. Goldfield, relating to 1,000,000 Option I Shares.*

     7.2 Form of Shareholders Agreement, dated July 20, 1995, by and between Mr. Goldfield and Motorola.*

     7.3 Form of Stock Purchase Agreement, dated July 20, 1995, by and between the Company and Motorola.*

----------------------------------------

* Previously filed as an Exhibit to Mr. Goldfield's Schedule 13D dated June 2, 1995.